

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 5, 2008

Mark H. Kreloff
Chief Executive Officer
CrowdFunder, Inc.
2401 Broadway Street
Boulder, CO 80304

> **Re: CrowdFunder, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 16, 2008**
> **File No. 333-147918**

Dear Mr. Kreloff:

We have reviewed your filing and have the following comments.

Calculation of Registration Fee

1. You appear to be amending your registration statement to include re-sales of 275,232 shares of common stock issued to investors subsequent to the initial filing of your registration statement. It appears that Rule 152 under the Securities Act is not available, given that, at the time of the subsequent offering, you had already decided to make a public offering and filed the registration statement. Please explain how this subsequent offering did not involve any public offering. In your response, please discuss how the offerees and investors in this subsequent unregistered transaction were identified. Also, explain to the extent to which the offerees and investors were aware of the pending registration statement and whether they discussed the possibility that the shares offered to them could be included in the registration statement. Finally, tell us why the unregistered issuances and subsequent re-sales should not be viewed as two parts of a single distribution.

Front Cover Page of Prospectus

2. You have fixed your offering price at $1.00, until such time as your shares are quoted on the OTC Bulletin Board. Given that your two most recent private placements were priced at $0.2725 and $0.33, respectively, please give the factors that were considered in determining the offering price. See Item 505 of Regulation S-B.

Prospectus Summary

The Offering, page 2

3. You state that you are registering the offer and sale of 3,174,632 shares of common stock, and on the cover page of the prospectus you state that you are registering the offer and sale of 3,239,532 shares of common stock. Please explain this discrepancy or revise your document accordingly.

Selling Shareholders, page 46

4. You state that you are registering the resale of 275,232 shares of common stock issued on December 17, 2007. However, you have added disclosure elsewhere in the document stating that have agreed to issue an additional 183,492 shares of common stock to six accredited investors at such time as the staff has no further comments on your registration statement. Please provide to us additional information about the offering of these 183,492 shares, including, but not limited to the following:

    • Describe the nature and purpose of the transaction;

    • Enumerate the conditions under which the investors may terminate their obligation to purchase the shares;

    • Provide the Securities Act exemption on which you are relying for not registering the transaction and any information used to determine eligibility for such exemption;

    • Provide the names of the investors and describe any previous investments in your securities and/ or any relationships an investor may have with you; and

    • Describe the relationship of the transaction with the sale that took place on December 17, 2007.

Part II

Recent Sales of Unregistered Securities, page II-1

5. Please explain why the agreement to issue 183,492 shares has not been disclosed in this section as required by Item 701 of Regulation S-B.

Exhibits

6.   We have not been able to locate the subscription agreements and/ or transaction
        documents for the issuances of your common stock that took place on October 31,
        2007 and December 17, 2007 or the subscription agreements accepted for the
        183,492 shares to be issued. It appears that these documents should be filed as
        exhibits to the registration statement under Item 601(b)(4) of Regulation S-B. In
        any event, please provide us with copies of these documents with your response.

<p style="text-align:center">***</p>

        If you have any questions, please call LaTonya Reynolds at (202) 551-3535, or
David Orlic at (202) 551-3503. Should you require further assistance, you may contact
me at (202) 551-3462.

                                                Sincerely,

                                                

                                                Mark P. Shuman
                                                Branch Chief - Legal

cc: Via Facsimile: (303) 223-8032
        Ricard D. Lundberg, Esq
        Brownstein Hyatt Farber Schreck, P.C.